Exhibit 99.77(d)

ITEM 77D – Policies with respect to security investments

ING Money Market Portfolio’s current fundamental investment policy on concentration generally restricts the Portfolio from purchasing any securities which would cause 25% or more of the value of its total assets at the time of purchase to be invested in securities of one or more issuers conducting their principal business activities in the same industry. At the special meeting of shareholders on May 13, 2013, shareholders were asked to vote to approve modifying the Money Market Portfolio’s fundamental policy to clarify that the Portfolio may invest without limitation in certificates of deposit, fixed-time deposits, bankers acceptances, and other short-term instruments issued by banks that are otherwise eligible investments for the Portfolio under the 1940 Act, the rules and regulations thereunder and any exemptive relief obtained by the Portfolio (collectively, “Banking Instruments”). Shareholders approved this proposal.